

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 24, 2015

<u>Via e-mail</u>
Xinfu Hu
Chief Executive Officer
Fuling Global Inc.
Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People's Republic of China 317511

> **Re:** **Fuling Global Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 14, 2015**
> **File No. 333-205894**

Dear Mr. Hu:

We have reviewed the above-captioned filing and have the following comments.

Use of Proceeds, page 30

1. You state here that you will have approximately $27 million, or $31 million if the oversubscription is sold, of the proceeds from this offering available to use after deducting offering expenses and the estimated underwriting fee. This conflicts with your disclosure on the cover page of your prospectus regarding the size of your offering expenses, which indicates that after offering expenses and underwriting fees you will have net proceeds of approximately $24.96 million or $28.704 million if the oversubscription is sold. Please revise.

Employment Agreements, page 86

2. Please revise to describe your employment agreement with Mr. Prinzi, and please file it as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

3. Please have your auditor correct the primary date of their report, as disclosed in their consent, so that it is consistent with the actual date of their report included in your amended registration statement.

You may contact Mindy Hooker at (202)551-3732 or Anne McConnell at (202)551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Jay Ingram at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

CC: Anthony W. Basch, Esq. (*via e-mail*)
       Kaufman & Canoles, P.C.